[redacted]

14048954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Academy Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Chase Manhattan Plaza, 39 Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Graham, CFO - (858) 876-9398
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/14

OATH OR AFFIRMATION

I, Anthony R. Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Academy Securities, Inc, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

See Below

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of San Diego
Subscribed and Sworn to (or affirmed) before me this 19th day of February, 2014 by
Date Month Year
Anthony R. Graham
Name of Signature(s)
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NOTARY PUBLIC

OFFICIAL SEAL
STEPHEN G. VARNS
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 2021812
SAN DIEGO COUNTY
MY COMM. EXP. APRIL 25, 2017
RBG-1

EISNERAMPER
ACCOUNTANTS & ADVISORS

ACADEMY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ACADEMY SECURITIES, INC.

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Academy Securities, Inc.

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Academy Securities, Inc., as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Academy Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note A, the Company has recurring losses from operations and has a stockholders' deficit, which are conditions that raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters are also described in Note A. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

EisnerAmper LLP

New York, New York
February 28, 2014

ACADEMY SECURITIES, INC.

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 72,913
Due from clearing broker	765,233
Accounts receivable	232,280
Prepaid expenses	61,248
Furniture and computer equipment, net	8,650
Other assets	39,833
Total Assets	$ 1,180,157
Liabilities and Stockholders' Deficiency	
Liabilities:	
Accounts payable and accrued expenses	$ 189,739
Shareholder interest payable	171,054
Total Liabilities	360,793
Liabilities subordinated to the claims of general creditors	5,349,977
Stockholders' Deficiency:	
Common stock, $.01 par value; 2,000,000 shares authorized; 326,884 shares issued and outstanding	3,269
Additional paid-in-capital	2,124,696
Common stock subscriptions receivable	(1,534,769)
Accumulated deficit	(5,123,809)
Total Stockholders' Deficiency	(4,530,613)
Total Liabilities and Stockholders' Deficiency	$ 1,180,157

See notes to statement of financial condition

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition
December 31, 2013

NOTE A - ORGANIZATION

Academy Securities, Inc. (f/k/a Sterling Investment Services, Inc.), (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company is a California Certified Disabled Veteran Business Enterprise ("DVBE") and Service Disabled Veteran Owned Business ("SDVOB") that conducts an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices and high net-worth individuals. The Company also provides underwriting services to issuers of municipal securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii). Effective on April 29, 2010, the Company changed its name from Sterling Investment Services, Inc.

The Company had an outflow of cash from operating activities of $799,700 during 2013. The Company is currently in the process of raising capital, although there can be no assurance such offering will be successful. If the Company is unable to raise capital to fund its operational expenses, that would have an adverse impact on liquidity and operations. Such uncertainty raises substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not reflect any adjustment that might result from the outcome of this uncertainty.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[2] Commissions:

Commissions on customers' securities transactions are recorded on a trade-date basis. Clearing costs, commissions to foreign brokers, and securities taxes charged for certain transactions are recorded on a trade-date basis.

[3] Income taxes:

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

[4] Depreciation:

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

[5] Cash:

Cash is held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of assets may be limited.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Due from clearing broker:

Due from clearing broker includes a $250,000 required deposit.

[7] Common stock subscriptions receivable:

Common stock subscriptions receivable represents amounts due related to the issuance of common stock. No interest is charged for outstanding amounts due.

NOTE C - LEASE COMMITMENTS

The Company is obligated under several non-cancelable operating leases for office space, expiring in various years through September 2017. Future minimum annual lease payments are as follows:

Year Ending December 31,	Amount
2014	$ 199,124
2015	112,510
2016	64,890
2017	60,550
Total	$ 437,074

In addition, the Company executed a month to month lease for its office space in Charleston, SC. The lease can be cancelled with 30 days' notice.

NOTE D - INCOME TAXES

At December 31, 2013, the Company has a net operating loss ("NOL") carryforward for federal and state income tax purposes totaling approximately $5,000,000. These carryforwards are available to offset future taxable income and will expire during the years 2029 through 2033, if not utilized. For financial statement reporting purposes, net deferred tax assets of approximately $1,976,000 relate primarily to the NOL carryforwards which have been fully offset with a valuation allowance, as the realization of these deferred tax assets is dependent on the company generating future taxable income. The deferred tax assets and the corresponding valuation increased by approximately $883,000 in the current year primarily due to the loss incurred during the year.

There are no income tax returns under audit. The Company is no longer subject to federal, state or local income taxes examinations for the years before December 31, 2010.

NOTE E - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E - OFF-BALANCE-SHEET RISK AND CREDIT RISK (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE F - FIXED ASSETS

Fixed assets included in the statement of financial condition at December 31, 2013 were as follows:

Computer equipment	$ 19,638
Less: accumulated depreciation	(10,988)
	$ 8,650

NOTE G - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was $668,786 which exceeded the required net capital by $568,786. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 0.54 to 1.

NOTE H - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under seven subordination agreements (the "Agreement") in the aggregate amount of $5,349,977 of which $1,349,977 represents amounts due to related parties. As of December 31, 2013, the carrying amount of these liabilities approximates fair value. The Agreements, which are between the lenders and the Company, have been approved by the FINRA and, as such, are available for net capital purposes. The interest is payable annually at a rate ranging from 6% to 12%. The schedule of Agreements is as follows:

Effective Date	Maturity Date	Amount
12/28/2011	12/26/2014	$ 50,000
1/12/2012	1/12/2015	100,000
3/20/2012	3/20/2015	100,000
5/24/2012	5/24/2015	35,000
8/5/2010	7/31/2015	30,000
8/5/2010	8/3/2015	150,000
8/20/2010	8/18/2015	150,000
8/2/2010	8/18/2015	30,000
9/28/2011	9/19/2016	91,110
9/28/2011	9/21/2016	91,110
1/20/2012	12/26/2016	181,620
1/25/2012	12/29/2016	113,888
3/19/2012	3/5/2017	45,555
5/8/2012	5/8/2017	30,066
5/25/2012	5/24/2017	91,110
6/15/2012	6/1/2017	36,339
6/15/2012	6/1/2017	24,179
8/6/2012	8/1/2016	4,000,000
	Total	$ 5,349,977

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESMENT RECONCILIATION

To the Board of Directors and Stockholders of
Academy Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Academy Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Academy Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Academy Securities, Inc.'s management is responsible for the Academy Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Check Detail noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. No overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12-31

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035173 FINRA DEC
ACADEMY SECURITIES INC 5*5
1 CHASE MANHATTAN PLZ 39TH FL
NEW YORK, NY 10005-1401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Anthony Graham 858-876-9398

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 4,723

B. Less payment made with SIPC-6 filed (exclude interest) (1,456)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,267

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,267

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3,267

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Academy Securities, Inc

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28th day of February, 20 14.

Chief Financial Officer

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-13
and ending 12-31-13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,477,638
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	183,803
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest (Deductions in excess of $100,000 require documentation)	1837
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $402,664	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	402,664
Total deductions	588,304
2d. SIPC Net Operating Revenues	$1,889,334
2e. General Assessment @ .0025	$4,723
	(to page 1, line 2.A.)